DAVIS POLK & WARDWELL
450 Lexington Avenue
New York, NY 10017
212 450 6095

July 5, 2005

Tele Sudeste Celular Participações S.A.
Re:	Form 20-F for the year ended December 31, 2004
Filed April 15, 2005
File No. 1-14485

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Dear Mr. Spirgel:

     On behalf of Tele Sudeste Celular Participações S.A., a Brazilian corporation (“TSC”), please find attached as Attachment A TSC’s response to the Staff’s comment included in its letter dated June 7, 2005 in connection with its review of TSC’s Form 20-F for the year ended December 31, 2004.

     If you have any further comments after receiving this letter, TSC would be happy to discuss them with you and the other members of the Staff reviewing its Form 20-F, and provide you with written responses addressing such matters.

     Please do not hesitate to contact me at 212-450-6095 should you have any questions or comments regarding the foregoing.

Very truly yours

/s/ Manuel Garciadiaz

Manuel Garciadiaz

Attachment

cc w/att:	Arcadio Luís Martínes García
Breno Oliveira

ATTACHMENT A

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Form 20-F for the year ending December 31, 2004

1. Tell us how you calculated the amount of undistributed earnings allocated to common and preferred shareholders for purposes of calculating basic and diluted earnings per share. In this regard, we note your disclosure that undistributed net income is allocated to preferred shares 10% higher than the attributed common shares on a pro rata basis.

      We inform the Staff that the amount of undistributed earnings is determined by deducting dividends declared in the current period from net income as determined under U.S. GAAP. Undistributed earnings is then allocated to common and preferred shareholders so that the amount per share allocated to preferred shareholders is 10% higher than that allocated to common shareholders. For the year ended December 31, 2004, since dividends declared were higher than net income under U.S. GAAP, a negative amount was allocated back to the common and preferred shareholders. We have included a calculation below to illustrate the allocation of this amount for basic earnings per share for the year ended December 31, 2004 below:

	Common	Preferred

Amount to be allocated back to	(2,775)	(4,212)
common and preferred shareholders

Weighted average shares	188,067,310	259,575,036
outstanding – Basic

Amount per share	0.000014755	0.000016226	*

* The amount allocated to preferred shareholders is 10% higher than that allocated to common shareholders, according to Bylaws.

2. We note your disclosure that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are “effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.” Please confirm for us that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that you file or submit

A – 1

under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively you may simply state that your disclosure controls and procedures are effective. In addition, please revise your disclosure in future filings.

      We supplementally confirm to the Staff that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. In response to the Staff’s comment, we undertake to include such disclosure in future filings.

3. We note your disclosure that “[n]o significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation” (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

      We supplementally confirm to the Staff that there was no change in our internal control over financial reporting that occurred during fiscal year 2004 (including the fourth fiscal quarter) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In response to the Staff’s comment, we undertake to include the requisite disclosure in future filings.

A – 2

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

COMPANY STATEMENT

     On behalf of TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, I have executed this statement of the Company on this 5th day of July, 2005.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Arcadio Luís Martínes García

	Name:	Arcadio Luís Martínes García
	Title:	Executive Vice President for Finance, Planning and Control and Investors Relations Officer